

May 4, 2011

<u>Via E-Mail</u>
Paul Gain
Chief Executive Officer
Monster Offers
4056 Valle Del Sol
Bonsall, CA 92003

> **Re: Monster Offers**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 20, 2011**
> **File No. 333-171932**

Dear Mr. Gain:

We have reviewed your amended filing and response letter dated April 19, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 1, 2011.

General

1. We reissue prior comment 1. Your response notwithstanding, it does not appear that you provided us with an amendment marked to show changed material, as required by Item 310 of Regulation S-T. Please provide a marked copy of your next amendment on EDGAR. Please contact EDGAR filer support at (202) 551-8900 if you require assistance.

2. We note that the exhibit index no longer includes the legality opinion. Please revise to identify in the exhibit index each required exhibit. Note that to the extent an exhibit was filed with a previous amendment to the Form S-1, it will suffice to include a notation to the exhibit index indicating that the exhibit was "previously filed." In addition, if an exhibit is being updated in an amendment, for example the legality opinion, references to any previously filed versions of that exhibit need not be included in the exhibit index. Please revise accordingly.

Liquidity and Capital Resources, page 46

3. Refer to prior comments 8 and 9. It appears from your disclosure that you do not have sufficient cash resources to fund operations, including meeting your reporting obligations, for the next 12 months. Please revise your liquidity discussion to disclose the number of months your current cash sources will fund and disclose the amount needed to fund the remaining months. Provide a separate risk factor specifically addressing your liquidity position as disclosed here and stating in the risk factor subheading the number of months of operations your current cash resources

will fund or advise.

Please contact the undersigned at (202) 551-3457 with any questions or concerns you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook